UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Compugen Ltd.

On or about July 29, 2021, Compugen Ltd. began distributing copies of its proxy statement to its shareholders and to mail to its shareholders of record a proxy statement for its Annual General Meeting of Shareholders (the “Meeting”) to be held on Thursday, September 2, 2021 at 5:00 PM (Israel time) in Israel.

A copy of each of the 2021 Meeting notice, proxy statement and proxy card, is attached to this Form 6-K as Exhibit 99.1.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File No. 333-240183.

Exhibits

Exhibit Number	Description of Exhibit

99.1	Notice of 2021 Annual General Meeting of Shareholders of Compugen Ltd., Proxy Statement and Proxy Card.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: July 29, 2021	By:	/s/ Eran Ben Dor
Eran Ben Dor General Counsel